January 17, 2020

Benjamin Kovler
Founder, Chairman of the Board and Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

       Re: Green Thumb Industries Inc.
           Registration Statement on Form 10-12G
           Filed December 20, 2019
           File No. 000-56132

Dear Mr. Kovler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General Development of the Business, page 4

1. Please revise to discuss the development of the retail and consumer packaged goods businesses over the past five years. In this regard, we note that your disclosure on page 72 indicates that Mr. Kolver founded GTI in 2014. Also, revise the disclosures on page 4 to discuss the purpose of the January 1, 2018 and June 12, 2018 transactions and indicate, if applicable, whether they were conducted with third parties or with related parties.
ITEM 1. BUSINESS
Description of the Business, page 7

2. With reference to the first paragraph of Regulation S-K, Item 101(c)(1), please revise and expand your Business discussion to include separate descriptions, where appropriate, concerning your consumer products operations and your retail operations. For instance,
 Benjamin Kovler
FirstName LastNameBenjamin Kovler
Green Thumb Industries Inc.
Comapany NameGreen Thumb Industries Inc.
January 17, 2020
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         we note that you currently present a unified discussion concerning competitive conditions in the industry and your U.S. national growth strategy without regard to segment.
         Similarly, we note that your geographic information disclosure on page 4 is not segment specific.
3.       Revise to provide the revenue history by product class as required by
Item 101(c)(1)(i) of
         Regulation S-K or advise.
4. Please revise to provide additional disclosure concerning your retail chains, Rise and
         Essence. For instance, revise, as applicable, to discuss whether there are differences in terms of their respective markets and customers.
5. Please revise to clarify your disclosure concerning your "ability to open a total of 96 stores." In this regard, please clarify whether this means that you have the licenses as well as the funds to open 60 new/additional stores. Discuss, as applicable, your plans and the status of these additional stores.
Intellectual Property - Patents and Trademarks, page 9

6. We note your disclosure on page 9 that you own or have licenses "under patents." With respect to material patents, please revise your disclosure to identify the specific product(s)
         to which such patents relate and the scope of patent protection. Indicate whether the patents are owned or licensed from third parties.
Working Capital , page 10

7. Your disclosures on pages 10 and 45 explain that effective inventory management is critical to your ongoing success and that you face supply and demand risks. Accordingly, please revise your discussion concerning your consumer products segment to provide additional disclosure describing your distribution arrangements with vendors. With reference to Item 101(c)(1)(viii) of Regulation S-K, also revise to provide disclosure concerning backlog orders.
The Corporation may be subject to constraints on marketing its products, page
37

8. Please revise here, and elsewhere as applicable, to identify and discuss the restrictions that may limit your ability to compete for market share.
Our use of joint ventures may expose us to risks associated with jointly owned..., page 41

9. Your risk disclosure indicates that you currently operate parts of your business through joint ventures. Please revise your Business section to discuss your use of joint ventures and other strategic alliances. With reference to your disclosure on page 35, also tell us whether state limitations on licenses necessitate use of joint ventures. In your revised disclosure, describe how your joint ventures are typically structured and discuss the material terms of your current joint ventures. Also, tell us whether
Exhibit 21.1 reflects
         all or some of your joint venture arrangements.
 Benjamin Kovler
FirstName LastNameBenjamin Kovler
Green Thumb Industries Inc.
Comapany NameGreen Thumb Industries Inc.
January 17, 2020
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Risks Related to Our Securities, page 49

10. With reference to your disclosure on page 87, please revise to add a risk factor that addresses your ability to issue an unlimited number of Voting Shares, Multiple Voting
         Shares, and Super Voting Shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

11. Please quantify in your disclosure, if possible, how much of the material increase in net revenues is due to business combinations, increased sales volume, introduction of new products, or increased sales prices. Refer to Item 303(a)(3)(iii) and Instruction 4 of
         Regulation S-K, Section III.D of Release No. 33-6835, and Section III.B of Release No.
         33-8350.
Year Ended December 31, 2018, page 56

12. Please expand your disclosure of the factors causing material changes in your gross profit percentage. For example, describe the significant causes underlying the increase in your gross profit percentage from 41% for 2017 to 45% for 2018. Refer to Instruction 4 to Item
         303(a) of Regulation S-K.
Critical Accounting Estimates, page 62

13. Please disclose material implications of uncertainties associated with the methods, assumptions and estimates underlying the fair value of your licenses and permits intangible assets. Refer to Release 33-8350.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, page 69

14. Please revise this section to clearly disclose each officer and director's business experience during the past five years. Refer to Item 401(e) of Regulation S-K.
Green Thumb Industries Inc. Consolidated and Combined Financial Statements Consolidated Statements of Operations, page F-3

15. Please show us the calculation of the weighted average number of shares outstanding for
         2018 (130,102,523 shares) and how this amount reflects the Transaction described in Note
         3 and the issued and outstanding shares in Note 13. Provide us the same analysis for your weighted average number of shares outstanding for the nine months ended September 30,
         2019 (190,126,766 shares).
Consolidated Statements of Changes in Shareholders' Equity , page F-4

16. With respect to your non-controlling interest, please tell us why the non-controlling interest received a $27.8 million allocation of net income in 2018. Also, tell us the nature of the contribution from limited liability company unit holders of $17,297,494, non-
 Benjamin Kovler
FirstName LastNameBenjamin Kovler
Green Thumb Industries Inc.
Comapany NameGreen Thumb Industries Inc.
January 17, 2020
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         controlling interest adjustment for change in ownership of $(10,439,741), and distribution to limited liability company unit holders of $(14,821,657). Provide us calculations of the amounts where necessary for an understanding of the nature of the item.
Note 3. Reverse Takeover Transaction, page F-18

17. Please explain to us your accounting for the Transaction. Include an explanation of the
         Canadian three-cornered amalgamation and each of the U.S. reorganization steps and how you calculated the reverse takeover amount of $3,002,634 (F-4). Tell us the sequence followed and parties involved at each stage. As applicable, cross-reference your response to the chart on page 3 and Exhibit 21.1.
Note 7. Acquisitions
(b) KSGNF, LLC, page F-23

18. Please disclose the method of determining the fair value of the Multiple Voting shares issued in the acquisition. Refer to ASC 805-30-50-1(b)(4). Tell us why the 32,965
         Multiple Voting Shares have an implicit value of $1,507.33 per share.
Note 20. Segment Reporting, page F-41

19. As required by ASC 280-10-50-22, please disclose a measure of profit or loss and total assets for each reportable segment.
Note 21. Subsequent Events, page F-42

20. Please describe in your disclosure the contingent consideration arrangements as well as the other disclosures required by ASC 805-30-50-1(c), 50-2, and 50-3 for the arrangements.
21. Please disclose the method of determining the fair value of the shares issued for the acquisitions. For your acquisition of For Success Holding Company, also disclose the acquisition-date fair value of the shares issued and the number of shares issued. Refer to
         ASC 805-30-50-1(b)(4) and 50-2.
Green Thumb Industries (GTI) Group of Companies, Combined Financial Statements
Note 2. Significant Accounting Policies
(d) Basis of Combination, page F-54

22. Please explain to us why you concluded that you controlled the entities under common control and common management. Refer to ASC 810-10-25.
Integral Associates, LLC Combined Financial Statements, page F-78

23. Please tell us why you did not include financial statements for the most recent interim period prior to the acquisition. Refer to Rule 3-05(b)(2) and Rules 3-01 and 3-02 of
         Regulation S-X.
 Benjamin Kovler
Green Thumb Industries Inc.
January 17, 2020
Page 5
Unaudited Pro Forma Condensed Combined Financial Statements, page PF-1

24. Please tell us why the number of shares used in the calculation of the pro forma per share data on pages PF-4 and PF-5 do not reflect adjustments for the effect of shares issued in the acquisitions. Refer to Item 11-02(b)(7) of Regulation S-X.
25. Please include pro forma condensed combined statements of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Item 11-02(c)(2)(i).
General

26. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
      Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Kovler
                                                             Division of
Corporation Finance
Comapany NameGreen Thumb Industries Inc.
                                                             Office of Life
Sciences
January 17, 2020 Page 5
cc:       Martin Glass, Esq.
FirstName LastName